================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)
                             -----------------------

                                 PARTNERRE LTD.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                   G6852T-105
                                 (CUSIP Number)

                               MARKUS U. DIETHELM
               CHIEF LEGAL OFFICER AND MEMBER OF SENIOR MANAGEMENT
                            SWISS REINSURANCE COMPANY
                                50/60 MYTHENQUAI
                           CH-8022 ZURICH, SWITZERLAND
                           TEL. NO.: 011-41-1-285-2162
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             -----------------------

                               SEPTEMBER 18, 2001
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

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G6852T-105                                                         PAGE  2 OF 18
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Swiss Reinsurance Company
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [_]
                                                                (b)     [_]

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3        SEC USE ONLY


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4        SOURCE OF FUNDS

                  WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                             [_]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Switzerland
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER

         NUMBER OF                      14,603,969 shares of Common Stock
          SHARES                        (consisting of 13,838,096 shares of
      BENEFICIALLY OWNED                Common Stock, 677,873 Class B Warrants
      BY EACH REPORTING                 and 88,000 Options to purchase Common
           PERSON                       Stock)
            WITH
                                ------------------------------------------------
                                8       SHARED VOTING POWER

                                        -0-
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        14,603,969 shares of Common Stock
                                        (consisting of 13,838,096 shares of
                                        Common Stock, 677,873 Class B Warrants
                                        and 88,000 Options to purchase Common
                                        Stock)
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  14,603,969 shares of Common Stock (consisting of 13,838,096 shares of Common Stock, 677,873 Class B Warrants and 88,000 Options to purchase Common Stock)
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  28.7%
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14       TYPE OF REPORTING PERSON

                  CO
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

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G6852T-105                                                         PAGE  3 OF 18
-----------------------------                      -----------------------------


         This Amendment No. 5 ("Amendment No. 5") to Schedule 13D amends and restates in its entirety the Schedule 13D, dated as of June 13, 1997 (the "Original 13D"), as amended by Amendment No. 1, dated July 16, 1997, as amended by Amendment No. 2, dated September 10, 1997, as amended by Amendment No. 3, dated November 20, 1997, and as amended by Amendment No. 4, dated January 26, 2000, filed with respect to the shares of common stock, par value $1.00 per share (the "Common Stock") of PartnerRe Ltd., a Bermuda company (the "Company").


ITEM 1.  SECURITY AND ISSUER.

         The security to which this Statement relates is the Common Stock. The Company's principal executive office is located at 106 Pitts Bay Road, Pembroke Parish, Bermuda.


ITEM 2.  IDENTITY AND BACKGROUND.

         The name of the person filing this Statement is Swiss Reinsurance Company, a Swiss company ("Swiss Re").

         The principal business of Swiss Re and its subsidiaries (the "Swiss Re Group") is engaging in reinsurance and related activities throughout the world. The reinsurance companies in the Swiss Re Group transact almost all lines of reinsurance. There is no control person of Swiss Re.

         The address of the principal business and the principal office of Swiss Re is 50/60 Mythenquai, CH-8022 Zurich, Switzerland. The name, business address, present principal occupation or employment and citizenship of each director and executive officer of Swiss Re is set forth on Schedule A hereto ("Schedule A"), which is incorporated herein by reference.

-----------------------------                      -----------------------------
G6852T-105                                                         PAGE  4 OF 18
-----------------------------                      -----------------------------


         During the past five years, neither Swiss Re nor any person controlling Swiss Re nor, to the best of Swiss Re's knowledge, any of the persons listed on Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         In connection with the initial public offering of the Common Stock and pursuant to a subscription agreement, dated August 24, 1993 (the "Initial Subscription Agreement"), between Swiss Re and PartnerRe Holdings, Ltd. (the predecessor to the Company), Swiss Re purchased 5,277,045 shares of Common Stock (the "Initial Shares"), 4,353,007 Class A Warrants (the "Initial Class A Warrants") and 3,389,364 Class B Warrants (the "Class B Warrants"). The aggregate subscription price for the Initial Shares, the Initial Class A Warrants and Class B Warrants was $100,000,000. The purchase price was funded through internally generated funds.

         By their terms, 20% of the Class B Warrants were available for vesting each year since 1994. The vesting conditions, which related to certain performance criteria, for the 20% of the Class B Warrants available for vesting in each of November 1994, 1995, 1996 and 1998 were not met and those Class B Warrants were forfeited. However, the 1997 performance criteria were satisfied and, in November 1997, a total of 677,873 Class B Warrants held by Swiss Re vested. The vested Class B Warrants are exercisable through November 2004. The exercise price of each Class B Warrant was $20 reducing, by $3 on

-----------------------------                      -----------------------------
G6852T-105                                                         PAGE  5 OF 18
-----------------------------                      -----------------------------


the fourth anniversary of the date on which any particular Class B Warrant vests; thus the exercise price of the vested Class B Warrants will be reduced to $17 in November 2001.

         Between 1993 and 1997, options ("Options") to acquire 88,000 shares of Common Stock, plus 7,772 additional shares of Common Stock (the "Additional Shares"), were granted to directors of the Company who are or were at the time also executives of Swiss Re, and in accordance with the terms of their employment with Swiss Re, such options and shares were transferred to Swiss Re. Since then, in 1998, 6,000 additional Options were granted to each of two such directors; in 1999, 8,000 Options were granted to each of two such directors; and in each of 2000 and 2001, 8,000 Options were granted to one such director. Between 1998 and 2000, 44,000 Options were exercised, for an aggregate purchase price of $1,025,827 (from internally generated funds). There currently are 88,000 unexercised Options benefically owned by Swiss Re. No purchase price was paid in connection with Swiss Re's acquisition of the Options and the Additional Shares.

         Pursuant to a stock purchase agreement, dated as of March 28, 1997 (the "1997 Stock Purchase Agreement"), between the Company and Swiss Re, the Company agreed to acquire from Swiss Re outstanding shares of Societe Anonyme Francaise de Reassurances ("SAFR"). The aggregate purchase price for the SAFR shares paid by the Company to Swiss Re included cash and the delivery of 6,453,007 shares of Common Stock. Thus, upon the consummation of these transactions, Swiss Re became the beneficial owner of an additional 2,100,000 shares of Common Stock plus 4,353,007 shares of Common Stock (which were issued upon exercise of the Initial Class A Warrants).

         Additionally, SwissRe Investments (Bermuda) Ltd., a wholly owned subsidiary of Swiss Re, purchased directly from the Company 2,000,000 8% Cumulative Preferred

-----------------------------                      -----------------------------
G6852T-105                                                         PAGE  6 OF 18
-----------------------------                      -----------------------------


Shares, par value $1.00 per share, of the Company (the "Preferred Shares"). Holders of the Preferred Shares have no voting rights, except in the limited circumstance when dividends payable are in arrears six full dividend periods. The Company used the proceeds of the sale of the Preferred Shares to Swiss Re to finance a portion of the cash purchase price for the SAFR shares. The Preferred Shares were bought at a price of $25.00 per share for a total consideration of $50,000,000.

         Pursuant to a subscription agreement dated August 24, 1993 between the Company and Head Investors, the Company issued to Head Investors shares of Common Stock and Class A Warrants on November 10, 1993. The cost per share of Common Stock was deemed to be $18.34 and per Class A Warrant, $1.25. European Reinsurance Company of Zurich, a subsidiary of Swiss Re and a limited partner in Head Investors, withdrew as a limited partner and, on August 26, 1997, received, as a final distribution, 405,398 shares of Common Stock and Class A Warrants to acquire 204,220 shares of Common Stock from Head Investors (the "Additional Class A Warrants"). The Additional Class A Warrants were exercised in November 2000, on a cashless basis, for 136,374 shares of Common Stock.

         In November 2000, 50,000 shares of Common Stock were acquired by Swiss Re from a plan for the benefit of employees and retirees of Swiss Re, for an aggregate purchase price of $1,870,625 (from internally generated funds).

         The aggregate amount of funds required by Swiss Re to purchase 1,464,500 shares of Common Stock in September 2001 amounted to $52,478,111.00 (including commissions). The funds used to purchase such Common Stock were obtained from internally generated funds.


ITEM 4.  PURPOSE OF TRANSACTION.

         Swiss Re acquired the securities enumerated in Item 5 (the "Securities") for investment. Swiss Re intends to review from time to time the Company's business

-----------------------------                      -----------------------------
G6852T-105                                                         PAGE  7 OF 18
-----------------------------                      -----------------------------


affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, Swiss Re may consider from time to time various alternative courses of action. Such actions may include, subject to the Standstill Agreement referred to in Item 6 (so long as it is applicable), the acquisition of additional Securities through open market purchases, privately negotiated transactions, a tender or exchange offer or otherwise.

         Alternatively, depending on Swiss Re's evaluation and review of the Company, as well as general economic and industry conditions existing at the time, Swiss Re may elect to sell all or a portion of the Securities in the open market, in privately negotiated transactions, through a public offering or otherwise.

         In November 1999, Swiss Re asked the Company whether the Company would be willing to grant its consent to Swiss Re's proposing to acquire the outstanding Common Stock of the Company not owned by Swiss Re. The Company indicated that it would only engage in discussions if it was in agreement with the price per share that Swiss Re would consider proposing. Since Swiss Re and the Company could not agree on such a price, no such consent was granted and no proposal was made.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  (a) As of the date hereof and after giving effect to the acquisition of 1,464,500 shares, Swiss Re may be deemed to beneficially own an aggregate of 14,603,969 shares of Common Stock, consisting of 13,838,096 shares of Common Stock, Class B Warrants to acquire 677,873 shares of Common Stock and 88,000 shares of Common Stock deliverable upon exercise of Options. Based on calculations made in accordance with Rule 13d-3(d) of the Securities Exchange Act of 1934 and based on there being 50,163,268 shares of Common Stock outstanding as of August 6, 2001, as reported in the Company's Form 10-Q for the quarter ended June 30, 2001, the Securities

-----------------------------                      -----------------------------
G6852T-105                                                         PAGE  8 OF 18
-----------------------------                      -----------------------------


represent approximately 28.7% of the shares of Common Stock outstanding. In addition, Swiss Re beneficially owns 2,000,000 Preferred Shares.

                  Except as set forth in Item 5(a) and Schedule B hereto, neither Swiss Re nor any other person controlling Swiss Re nor, to the best of its knowledge, any persons named in Schedule A hereto, owns beneficially any Securities.

                  (b) Swiss Re has the sole power to vote (directly or indirectly) and to dispose of the Securities.

                  (c) In the last 60 days, Swiss Re purchased on the dates and for the aggregate amounts set forth on Schedule C attached hereto and incorporated by reference herein, shares of Common Stock, which, in the aggregate, amount to over 1% of the shares of Common Stock outstanding as of August 6, 2001. All of such purchases were made on the New York Stock Exchange.

                  (d)      Not Applicable.

                  (e)      Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER.

         Swiss Re and PartnerRe Holdings, Ltd. (the predecessor to the Company) were parties to the Initial Subscription Agreement with respect to the Initial Shares, the Initial Class A Warrants and Class B Warrants. A copy of the Initial Subscription Agreement was filed as Exhibit 1 to the Original 13D and is incorporated herein by reference. The Initial Class A Warrants, as well as the Additional Class A Warrants, were exercised. A portion of the Class B Warrants vested. The vested Class B Warrants are exercisable for a period of seven years from the date upon which they vest. The terms of the Class B Warrants are set forth in the form of Class B Warrant (a copy of which was filed as Exhibit 3 to the Original 13D and is incorporated herein by reference).

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G6852T-105                                                         PAGE  9 OF 18
-----------------------------                      -----------------------------


         In accordance with the terms of their employment with Swiss Re, various executives of Swiss Re who are also directors of the Company (currently Walter
B. Kielholz) are required to transfer to Swiss Re any securities of the Company received as compensation in connection with their services as directors of the Company. In 1993, 20,000 Options were granted to each of two such directors, between 1994 and 1998, 6,000 Options were granted to each of two such directors; in 1999, 8,000 Options were granted to each of two such directors; and in each of 2000 and 2001, 8,000 Options were granted to one such director. Currently, 88,000 unexercised Options are benefically owned; 44,000 such Options were exercised between 1998 and 2000.

         At the closing of the transactions under the 1997 Stock Purchase Agreement in July 1997, Swiss Re and the Company entered into a standstill agreement (the "Standstill Agreement") pursuant to which Swiss Re agreed that, for so long as Swiss Re is a shareholder of the Company and until the seventh anniversary of the Standstill Agreement, Swiss Re's ownership and voting rights in the Company are limited to 30%. A copy of the Standstill Agreement was filed as Exhibit 5 to Amendment No. 1 and is incorporated herein by reference.

         Except for the Initial Subscription Agreement, the Class B Warrants, the 1997 Stock Purchase Agreement, the Standstill Agreement and the terms of employment of Mr. Kielholz, to the best knowledge of Swiss Re, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS (ALL INCORPORATED BY REFERENCE).

                  Exhibit 1         Subscription Agreement

                  Exhibit 2         Form of Class A Warrants

-----------------------------                      -----------------------------
G6852T-105                                                         PAGE 10 OF 18
-----------------------------                      -----------------------------


                  Exhibit 3         Form of Class B Warrants

                  Exhibit 4 Stock Purchase Agreement (filed as an Exhibit to the Company's Form 8-K dated March 31, 1997 and incorporated by reference herein)

                  Exhibit 5         Standstill Agreement

-----------------------------                      -----------------------------
G6852T-105                                                         PAGE 11 OF 18
-----------------------------                      -----------------------------


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of September 21, 2001.


                                   SWISS REINSURANCE COMPANY


                                   By:  /s/ Andre Pfanner
                                        ---------------------------------------
                                        Name:   Andre Pfanner
                                        Title:  Member of Senior Management


                                   By:  /s/ Herbert G. Buff
                                        ---------------------------------------
                                        Name:   Herbert G. Buff
                                        Title:  Group Compliance Officer
                                                and Member of Senior Management

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G6852T-105                                                         PAGE 12 OF 18
-----------------------------                      -----------------------------


                                   SCHEDULE A


                        DIRECTORS AND EXECUTIVE OFFICERS
                          OF SWISS REINSURANCE COMPANY


                  The name, business address, title, present principal occupation or employment of each of the directors and executive officers of SWISS REINSURANCE COMPANY ("Swiss Re") are set forth below. If no business address is given, the director's or officer's business address is 50/60 Mythenquai, CH-8022 Zurich, Switzerland. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Swiss Re. Unless otherwise indicated below, all of the persons listed are citizens of Switzerland.

NAME AND BUSINESS ADDRESS       PRESENT PRINCIPAL OCCUPATION INCLUDING
                                NAME AND ADDRESS OF EMPLOYER

DIRECTORS
---------

Peter Forstmoser                Chairman of the Board of Directors


Lukas Muhlemann                 Deputy Chairman of Swiss Re and Chief Executive
                                Officer of Credit Suisse Group
                                Paradeplatz 8
                                P.O. Box 1
                                CH-8070 Zurich, Switzerland

Walter B. Kielholz              Managing Director and Chief Executive Officer

Thomas W. Bechtler              Managing Director
                                Hesta AG
                                Seestrasse 21
                                P.O. Box 1510
                                CH-8700 Kusnacht, Switzerland

George L. Farr                  69 Vineyard Lane
                                Greenwich, CT 06831
                                USA
                                Citizen of United States of America

Rajna Gibson                    Professor of Financial Economics
                                Swiss Banking Institute
                                University of Zurich
                                Plattenstrasse 14
                                CH-8032 Zurich, Switzerland

Benedict G.F. Hentsch           Partner
                                Darier Hentsch & Cie
                                Bankers
                                rue Saussure 4
                                P.O. Box 5045
                                CH-1211 Geneva 11, Switzerland

Ernesto Jutzi                   Speerstrasse 23
                                CH-8832 Wilen/Wollerau, Switzerland

-----------------------------                      -----------------------------
G6852T-105                                                         PAGE 13 OF 18
-----------------------------                      -----------------------------


NAME AND BUSINESS ADDRESS       PRESENT PRINCIPAL OCCUPATION INCLUDING
                                NAME AND ADDRESS OF EMPLOYER

Jorge Paulo Lemann              GP Investimentos
                                Av. Brig. Faria Lima, 3729, 7o andar
                                04538-905 Sao Paulo, SP, Brazil

EXECUTIVE OFFICERS (WHO ARE NOT DIRECTORS)
------------------

Jacques Aigrain                 Member of the Executive Board and
                                Head, Financial Services Business Group
                                55 East 52nd Street
                                New York, New York 10055 U.S.A.
                                Citizen of Switzerland and France

Andreas Beerli                  Member of the Executive Board and Head,
                                Americas Division of Non-life Business Group
                                175 King Street
                                Armonk, New York  10055
                                U.S.A.

Giuseppe Benelli                Member of the Executive Board and Head, Swiss Re
                                Investors and Chief Investment Officer

John R. Coomber                 Member of the Executive Board and Head, Swiss Re
                                Life & Health Business Group
                                Old Broad Street
                                London EC2N 1HQ
                                England
                                Citizen of United Kingdom

Jacques E. Dubois               Member of the Executive Board and Deputy Head,
                                Swiss Re Life & Health Business Group
                                969 High Ridge Road
                                Stamford, Connecticut 06905
                                U.S.A.
                                Citizen of the United States of America

John H. Fitzpatrick             Member of the Executive Board and Chief
                                Financial Officer
                                Citizen of the United States of America

John J. Hendrickson             Member of the Executive Board and Head, Capital
                                Partners
                                150 California Street
                                San Francisco, CA 94111
                                U.S.A.
                                Citizen of the United States of America

Rudolf Kellenberger             Member of the Executive Board and Deputy Chief
                                Executive Officer

Michel M. Lies                  Member of the Executive Board and Head, Europe
                                Division of Non-life Business Group
                                Citizen of Luxembourg

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G6852T-105                                                         PAGE 14 OF 18
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NAME AND BUSINESS ADDRESS       PRESENT PRINCIPAL OCCUPATION INCLUDING
                                NAME AND ADDRESS OF EMPLOYER

Stefan Lippe                    Member of the Executive Board and Head, Swiss Re
                                Non-life Business Group
                                Citizen of Germany

Pierre L. Ozendo                Member of the Executive Board and Head, Asia
                                Division of Non-life Business Group
                                Citizen of the United States of America

Bruno Porro                     Member of the Executive Board and Chief
                                Reinsurance and Risk Officer

Yury Zaytsev                    Member of the Executive Board and Head,
                                Information Technology Division
                                Citizen of the United States of America

Erwin K. Zimmerman              Member of the Executive Board and Head, Swiss Re
                                New Markets Division
                                Citizen of Germany

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G6852T-105                                                         PAGE 15 OF 18
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                                   SCHEDULE B


                        DIRECTORS AND EXECUTIVE OFFICERS
                          OF SWISS REINSURANCE COMPANY

                  BENEFICIAL OWNERSHIP OF PARTNERRE SECURITIES
                  --------------------------------------------


                                                     NUMBER OF
                                                   COMMON SHARES
                 NAME                           BENEFICIALLY OWNED
                 ----                           ------------------

        Rudolf Kellenberger                             1,000

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G6852T-105                                                         PAGE 16 OF 18
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                                   SCHEDULE C

                            SWISS REINSURANCE COMPANY


NUMBER OF SHARES PURCHASED                      PRICE PER SHARE
--------------------------                      (EXCLUDING COMMISSION)
                                                ----------------------

THE FOLLOWING TRANSACTIONS WERE EFFECTED ON 9/17/01:
     200,000                                       $39.00
       1,000                                        38.70
       3,000                                        38.65
         500                                        38.64
         600                                        38.63
       1,400                                        38.61
       7,500                                        38.60
       4,500                                        38.35
      81,500                                        38.20
      70,000                                        38.10
       3,000                                        37.41
      77,000                                        37.00
       6,000                                        36.90
      10,000                                        36.85
       4,000                                        36.83
      30,000                                        36.82

THE FOLLOWING TRANSACTIONS WERE EFFECTED ON 9/18/01:
       3,000                                       $36.90
         700                                        36.80
       2,800                                        36.75
       6,100                                        36.60
       3,000                                        36.50
       3,900                                        36.48
       5,500                                        36.45
       2,400                                        36.20
       2,000                                        36.15
         300                                        36.10
       4,200                                        36.05
         500                                        36.04
       5,600                                        36.00
      10,000                                        35.19
       5,000                                        35.10
      18,900                                        35.00
       1,100                                        34.95
       2,500                                        34.50
         600                                        34.45
       4,900                                        34.42
       1,000                                        34.41
      18,500                                        34.40
       5,000                                        34.33
       5,000                                        34.30
       5,000                                        34.28

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G6852T-105                                                         PAGE 17 OF 18
-----------------------------                      -----------------------------


NUMBER OF SHARES PURCHASED                      PRICE PER SHARE
--------------------------                      (EXCLUDING COMMISSION)
                                                ----------------------

       2,500                                        34.22
       2,500                                        34.16
       5,000                                        34.15
       5,000                                        34.05
      42,500                                        34.00
     124,100                                        33.95
       3,000                                        33.90
       2,000                                        33.88
       9,900                                        33.87
       3,500                                        33.86
       2,500                                        33.82
       2,500                                        33.80
       2,500                                        33.77
       5,000                                        33.70
      57,500                                        33.50
       3,200                                        33.40
       2,500                                        33.20
       1,700                                        33.10
         800                                        33.05
       1,800                                        33.00
       2,500                                        32.50

THE FOLLOWING TRANSACTIONS WERE EFFECTED ON 9/19/01:
     207,100                                       $35.00
         100                                        34.97
       8,500                                        34.96
       5,600                                        34.95
      10,000                                        34.84
       3,000                                        34.82
      60,000                                        34.80
      20,200                                        34.75
      43,100                                        34.50
         800                                        34.42
      17,700                                        34.40
       7,400                                        34.46
         100                                        34.45
         900                                        34.35
      15,000                                        34.15
      43,500                                        34.00
      21,500                                        33.98

THE FOLLOWING TRANSACTIONS WERE EFFECTED ON 9/20/01:
      29,400                                       $35.00
         500                                        34.99
       1,400                                        34.98
       7,500                                        34.97
         500                                        34.96
       1,300                                        34.94
         900                                        34.92

-----------------------------                      -----------------------------
G6852T-105                                                         PAGE 18 OF 18
-----------------------------                      -----------------------------


NUMBER OF SHARES PURCHASED                      PRICE PER SHARE
--------------------------                      (EXCLUDING COMMISSION)
                                                ----------------------

       2,800                                        34.90
         100                                        34.85
         600                                        34.82
       2,700                                        34.75
      52,300                                        34.70